Exhibit 21.1

Subsidiaries of Force Protection, Inc.

Listed below are the subsidiaries of Force Protection, Inc. as of the date of this report.  Names of certain minor subsidiaries have been omitted.

Name of Subsidiary	Jurisdiction	Ownership Percentage
Force Protection Technologies, Inc.	Nevada	100%
Force Protection Industries, Inc.(1)	Nevada	100%
• Force Protection Survivability Solutions Canada, Inc.	Canada	100%
• Force Protection Europe Limited(2)	England & Wales	100%
• Force Protection Australasia Pty Ltd.	Australia	100%
• Integrated Survivability Technologies Limited	England & Wales	50%
Force Dynamics LLC	Delaware	50%

(1)  Force Protection Industries, Inc. has two subsidiaries Force Protection Europe Limited and Force Protection Survivability Solutions Canada, Inc. , both of which are 100% owned.

(2)  Force Protection Europe Limited has two subsidiaries, Force Protection Australasia Pty Ltd., of which it owns 100%, and Integrated Survivability Technologies, Limited,  of which it owns 50%.